SCHEDULE “C” PERFORMANCE SHARE PLAN December 12, 2024 ARTICLE 1 DEFINITIONS AND INTERPRETATION 1.01 Definitions For purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings: A. “Act” means the Business Corporations Act (British Columbia) or its successor, as amended from time to time; B. “Affected Participant” means, in connection with a Change of Control, each Participant; C. “Associate”, where used to indicate a relationship with any person or company, means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person; D. “Blackout Period” means a period of time imposed by the Corporation, pursuant to the Corporation’s policies, upon certain designated persons during which those persons may not trade in any securities of the Corporation; E. “Board” means the Board of Directors of the Corporation; F. “Business Day” means any day that is not a Saturday, Sunday or holiday (as defined in the Interpretation Act (Canada) in Vancouver, British Columbia; G. “Cash Consideration” has the meaning ascribed thereto in Section 3.02; H. “Change of Control” means the occurrence of any one or more of the following events: (i) a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Corporation and any one or more of its affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Corporation immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Corporation or its successor; (ii) the sale, exchange or other disposition to a person other than an affiliate of the Corporation of all, or substantially all of the Corporation’s assets; - 2 - (iii) a resolution is adopted to wind-up, dissolve or liquidate the Corporation; (iv) a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Corporation or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change; or (v) any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Corporation which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or to direct the casting of 20% or more of the votes attached to all of the Corporation's outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors); For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities; I. “Code” means the United States Internal Revenue Code of 1986, as amended; J. “Committee” means the Directors or, if the Directors so determine in accordance with Section 2.03 of the Plan, a committee of the Directors authorized to administer the Plan, which may include any Compensation Committee of the Board; K. “Corporation” means Sandstorm Gold Ltd., a corporation organized under the Act and includes any successor corporation thereof; L. “Designated Affiliate” means the affiliates of the Corporation designated by the Committee for purposes of the Plan from time to time; M. “Directors” means the Board of Directors of the Corporation from time to time; N. “Earned Performance Share Rights” means, with respect to section 3.09, Change of Control, in this Plan, the applicable number of vested and earned Performance Share Rights for each relevant Participant as determined by the Committee in accordance with section 3.09(b) of the Plan; O. “Eligible Employee” means an employee of the Corporation or of a Subsidiary, and includes an officer of the Corporation or a Subsidiary, but excludes a Director of the Corporation or a Subsidiary who is not also an employee the Corporation or a Subsidiary (“Non-Employee Director”); P. “Fair Market Value” or “Market Price” means, with respect to any particular date: (a) the closing market price of a Share of the Corporation traded on the TSX on the relevant date (or any such other stock exchange, inter-dealer quotation network or other organized trading facility on which the Shares trade or are quoted from time to time); or (b) in the event that the Shares are not listed and posted for trading on the TSX or another stock exchange, inter-dealer quotation network or other organized trading facility, the Fair Market Value will be the fair market value of the Shares in Canadian Dollars as determined by the Board in its sole discretion acting in good faith; Q. “Grant Date” means the effective date of each grant of Performance Share Rights under this Plan by the Committee to a Participant and specified in the applicable Grant Agreement (as defined in this Plan); R. “Insider” means an "Insider" as defined in the TSX Policies, other than a person who is an insider solely by virtue of being a director or senior officer of a Subsidiary of the Corporation; S. “Involuntary Employment Action” means, with respect to section 3.09, Change of Control, in this Plan, the termination of the Participant’s employment with the Corporation or a Subsidiary of the - 3 - Corporation, as applicable, which, subject to applicable employment standards legislation, shall be deemed effective on the earlier of: (i) the last day worked by the Participant; and (ii) the date of termination of the Participant’s employment as set out in the written notification of termination, each as determined by the Corporation or Subsidiary, as applicable; T. “Involuntary Redemption Date” means, with respect to section 3.09, Change of Control, in this Plan, the Trading Day that is immediately prior to an Involuntary Employment Action; U. “Named Executive Officer” means “NEO” or “named executive officer” as defined in Form 51-102F6 Statement of Executive Compensation, as amended; V. “Participant” for the Plan means each Eligible Employee to whom Performance Share Rights are granted or have been granted under this Plan. For greater certainty, non-executive members of the Board shall not participate in this Plan; W. “Payout Percentage” means, with respect to section 3.09, Change of Control, in this Plan, the percentage determined by the Committee in accordance with a Participant's Grant Agreement and the performance criteria set by the Committee on the Grant Date and used in the calculation of the Earned Performance Share Rights of such Participant; X. “Performance Conditions End Date” means the last day of the Restricted Period for any Performance Share Right, including where such Restricted Period has been shortened or amended pursuant to the terms of the Plan; Y. “Plan” means this Performance Share Plan, as may be amended from time to time; Z. “Performance Share Rights” has such meaning as ascribed to such term at Section 3.02 of this Plan; AA. “Performance Shares” means the Shares issuable in satisfaction of Performance Share Rights; BB. “Person” or “person” includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, government, governmental agency and any other form of entity or organization; CC. “Restricted Period” means any period of time that a Performance Share Right is not exercisable and the Participant holding such Performance Share Right remains ineligible to receive Performance Shares, determined by the Committee in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving the death or disability of a Participant; DD. “Retirement” in respect of a Participant means the Participant ceasing to be an Eligible Employee, after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent; EE. “Retirement Date” means the date that a Participant ceases to be an Eligible Employee, due to the Retirement of the Participant; FF. “Shares” means the common shares in the capital of the Corporation, as adjusted in accordance with the provisions of this Plan; GG. “Subsidiary” means a Person (other than an individual) which is controlled, directly or indirectly, by the Corporation, whether as a result of registered or beneficial ownership of a majority of the voting securities of such Person, a contractual arrangement or otherwise; HH. “Termination” means: in the case of an Eligible Employee, the termination of the employment of the Eligible Employee with or without cause by the Corporation or a Designated Affiliate or the cessation of employment of the Eligible Employee with the Corporation or a Designated Affiliate as a result of the resignation or otherwise, other than the Retirement, of the Eligible Employee; for greater certainty, in each case, other than for death or disability of a Participant; II. “Trading Day” means any date on which the relevant stock exchange is open for the trading of the Shares; - 4 - JJ. “TSX” means the Toronto Stock Exchange or any successor thereto; KK. “TSX Policies” means the policies included in the TSX Company Manual and “TSX Policy” means any one of them; LL. “U.S. Taxpayer” means any Participant who is, at the relevant time, subject to Section 409A of the Code; and MM. “Vesting Date” means the date on which a Performance Share Right vests in accordance with the terms and conditions of the applicable Grant Agreement and the terms and conditions of the Plan. 1.02 Securities Definitions: In the Plan, the term “affiliate” shall have the meaning given to such term in the Securities Act (British Columbia). 1.03 Headings: The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan. 1.04 Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires. 1.05 References to this Performance Share Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof. 1.06 Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada. ARTICLE 2 PURPOSE AND ADMINISTRATION OF THE PERFORMANCE SHARE PLAN 2.01 Purpose of the Performance Share Plan: The Plan provides for the acquisition of Shares by Participants for the purpose of advancing the interests of the Corporation and its shareholders by: (i) ensuring that the interests of key eligible Participants are aligned with the success of the Corporation; (ii) encouraging stock ownership by key eligible Participants; and (iii) providing compensation opportunities to attract, retain and motivate key eligible Participants, it being generally recognized that such plans aid in attracting, retaining and encouraging such persons due to the opportunity offered to them to acquire a proprietary interest in the Corporation. 2.02 Administration of the Performance Share Plan: Subject to the general purposes, terms and conditions of this Plan, applicable corporate, securities and tax law requirements and to the direction of the Board, this Plan shall be administered by the Committee, in its sole and absolute discretion, and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to establish, adopt, amend and rescind any rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or desirable. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation. This Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board or the Committee with regard to the allotment or issuance of any Shares or any other securities in the capital of the Corporation. For greater clarity, the Corporation shall not, by virtue of this Plan, be in any way restricted from declaring and paying stock dividends, repurchasing Shares or any other securities in its share capital, or varying or amending its share capital or corporate structure.

- 5 - It is intended that this Plan and the Grant Agreements (as defined below) and the payments thereunder will comply with or be exempt from Section 409A of the Code (and any regulations and guidelines issued thereunder), to the extent this Plan and such agreements are subject thereto, and this Plan and such agreements shall be interpreted on a basis consistent with such intent. If an amendment of this Plan and such agreements is necessary in order for it to comply with or be exempt from Section 409A of the Code, the Committee will adopt any such amendment in a manner that preserves the original intent of the parties to the extent reasonably possible. No action or failure to act by the Committee shall subject the Corporation to any claim, liability, or expense and the Corporation shall not have any obligation to indemnify or otherwise protect any person from the obligation to pay any taxes, interest or penalties pursuant to Section 409A of the Code. 2.03 Delegation to Committee: All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three (3) Directors, which may include any Compensation Committee of the Board 2.04 Record Keeping: The Corporation shall maintain a register in which shall be recorded: (a) the name and address of each Participant in the Plan; (b) the number of Performance Share Rights granted to each Participant under the Plan; (c) any and all adjustments made to Performance Share Rights granted to each Participant under the Plan; (d) the number of Performance Shares issued to each Participant under the Plan and the date of such issuance; and (e) any other information which the Corporation considers appropriate to record in such register. 2.05 Determination of Participants and Participation: Subject to the terms and conditions of this Plan, the Committee shall from time to time determine the Participants who may participate in the Plan. The Committee shall from time to time determine the Participants to whom Performance Share Rights shall be granted pursuant to this Plan, the provisions and restrictions with respect to such grant(s), the number of Performance Share Rights to be awarded to each Participant, the Grant Date and, at the time of the award of each such Performance Share Right, the vesting criteria applicable to such Performance Share Rights, all such determinations to be made in accordance with the terms and conditions of the Plan. The Committee may, at its discretion, take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant. As also stated in Section 3.02 below, the number of Performance Shares determined by the Committee, in its sole discretion, to be delivered to a Participant for each Performance Share Right that vests may fluctuate based upon the Corporation’s performance and/or the market price of the Shares. Unless otherwise determined by the Committee in its sole discretion, vesting of the Performance Share Rights awarded under this Plan shall take place on the first Business Day following the third anniversary of the Grant Date of such Performance Share Rights. 2.06 Maximum Number of Shares: The maximum number of Shares reserved for issuance from treasury under the Plan at any point in time, subject to adjustment pursuant to the provisions of this Plan, shall not exceed four million four hundred thousand (4,400,000) Shares. Global Combined Maximum Limit: Commencing effective January 1, 2025, at no time shall the number of Shares which have been reserved for issuance under Performance Share Rights which have been awarded by the Corporation and are OUTSTANDING under this Plan from time to time, combined with awards OUTSTANDING from time to time under all of the Corporation’s other previously established or proposed share based compensation arrangements, exceed that number which is equal to 6.0% of the Corporation’s issued and outstanding Shares from time to time. Any Shares subject to a Performance Share Right which have been awarded under the Plan and which have been cancelled or terminated in accordance with the terms of the Plan without the applicable Restricted Period(s) having expired will again be available for issuance under the Plan. - 6 - The maximum aggregate number of Shares: (a) which may be reserved for issuance to any one Participant under the Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements shall not exceed 2.0% of the issued and outstanding Shares on the grant date (on a non-diluted basis); (b) which may be issuable to Insiders under the Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements shall not exceed 5.0% of the Shares issued and outstanding on the grant date (on a non-diluted basis); and (c) which may be issued to Insiders under the Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements within a twelve- month period shall not exceed 5.0% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis). Non-Employee Directors are excluded from participation under this Plan. In addition, at no time shall the number of Shares which have been reserved for issuance under PSRs which have been awarded by the Corporation and are outstanding under this Plan, together with awards outstanding under all of the Corporation’s other previously established or proposed share compensation arrangements, exceed: (a) 6.0% of the Corporation’s issued and outstanding Shares during the period from January 1, 2025 to December 31, 2025; (b) 5.5% of the Corporation’s issued and outstanding Shares during the period from January 1, 2026 to December 31, 2026; and (c) 5.0% of the Corporation’s issued and outstanding Shares commencing on January 1, 2027 and continuing from that date forward. In the event that the Corporation purchases Shares for cancellation from time to time pursuant to its Normal Course Issuer Bid(s), the Corporation shall be deemed to be in compliance with the foregoing maximum limits if, prior to such purchases and/or cancellations, the Corporation was in compliance with such specified maximum limits. ARTICLE 3 PERFORMANCE SHARE PLAN 3.01 Performance Share Plan: The Plan is hereby established for the Participants. 3.02 Participants: Subject to Section 2.06 hereof, and any shareholder, regulatory authority or stock exchange approval which may be required, the Committee shall have the right, at any time and from time to time, to grant, in its sole and absolute discretion, to any employee designated as a Participant hereunder, rights (“Performance Share Rights”) to receive any number of fully paid and non- assessable Shares as a discretionary payment in consideration of past services to the Corporation, subject to the Plan and with such provisions and restrictions as the Committee may determine. At the end of the Restricted Period, and without payment of additional consideration or any other further action on the part of the holder of the Performance Share Right, the Committee shall determine and the Corporation shall issue to the Participant holding the Performance Share Right: (i) that number of Shares to be delivered to the Participant for each Performance Share Right held by the Participant for which the Restricted Period has expired; or (ii) a cash amount, payable by way of certified cheque, bank draft, wire transfer or such other means as the Committee may determine in its sole discretion, equal to the number of Shares owed multiplied by the Fair Market Value on the applicable Vesting Date(s) (the “Cash Consideration”) (net of any applicable statutory withholdings); or (iii) a combination of Shares and Cash Consideration, as determined by the Committee in its sole discretion. The number of Shares determined by the Committee, in its sole discretion, to be delivered to a Participant for each Performance Share Right that vests may fluctuate based upon the Corporation’s performance and/or the market price of the Shares. - 7 - For greater certainty, the extent to which each Performance Condition (as defined below) is met will be determined by the Committee at the end of the Performance Period, based upon data that the Committee has pre-determined is necessary to calculate the payout multiplier for each measure established on the Grant Date. The payout multiplier for each measure will be determined by the Committee according to the performance criteria established on the Grant Date and may be zero if the Corporation does not achieve a specified level of threshold performance and will be capped at 200% for maximum performance. The extent to which each Performance Condition is met will be determined by the Board/Committee, subject to any applicable adjustments as may be determined by the Board/Committee. Accordingly, actual vesting will range from 0% to 200% of the original number of Performance Share Rights granted to an Eligible Employee, based upon the foregoing parameters. Specified performance benchmarks must be achieved in order for any performance- based share compensation to vest. 3.03 Performance Share Right Grant Letter: Each grant of a Performance Share Right under the Plan shall be evidenced by a Performance Share Rights Grant Letter (“Grant Agreement”) to the Participant from the Corporation. Each Grant Agreement shall have a copy of the Plan attached thereto. Such Grant Agreement shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Grant Agreement. The provisions of the various Grant Agreements issued under the Plan need not be identical. To the extent that there is any inconsistency between the Plan and the Grant Agreements or any other communications, the Plan shall prevail. The Corporation shall provide each Participant with a copy of all amendments to this Plan. 3.04 Performance Conditions: At the time a grant of a Performance Share Right is made, the Committee may, in its sole discretion, establish such performance conditions for the vesting of Performance Share Rights as may be specified by the Committee in the applicable Grant Agreement (the “Performance Conditions”). Without limiting the generality of the foregoing, such Performance Conditions may include terms or conditions relating to: (a) the market price of the Shares; (b) the return to holders of Shares, with or without reference to other comparable companies; (c) the financial performance or results of the Corporation or of a Subsidiary of the Corporation; (d) the achievement of Performance Conditions or other performance criteria relating to the Corporation or a Subsidiary of the Corporation; (e) any other terms and conditions the Committee may in its sole discretion determine with respect to vesting or the acceleration of vesting; and (f) the Vesting Date (see section 3.05 below). The Performance Conditions may relate to all or a portion of the Performance Share Rights in a grant and may be graduated such that different percentages (which may be greater or lesser than one hundred percent (100%)) of the Performance Share Rights in a grant will become vested depending on the extent of satisfaction of one or more Performance Conditions established by the Committee. The Committee may, in its discretion, subsequent to the grant of Performance Share Rights, waive any such term or condition or determine that it has been satisfied subject to applicable law. Performance Conditions may differ for Performance Share Rights awarded to any one Participant or to different Participants. 3.05 Restricted Period: Upon the grant of Performance Share Rights to a Participant, the Committee shall determine the Restricted Period(s) applicable to such Performance Share Rights. For greater certainty, unless otherwise determined by the Committee in its sole discretion, all Performance Share Rights granted hereunder to a Participant shall vest on the first Business Day following that day which is the third anniversary of the Grant Date; 3.06 Retirement or Termination during Restricted Period: In the event of the Termination of a Participant during the Restricted Period, any unvested Performance Share Rights held by the Participant shall immediately be forfeited and terminated and be of no further force or effect, provided that the Committee has the absolute discretion to waive such termination. Notwithstanding the foregoing, if a Participant retires in accordance with the Corporation’s retirement policy (or earlier - 8 - with the Corporation’s consent) at such time, the pro rata portion of any unvested Performance Share Rights shall not be forfeited by the Participant or cancelled, but instead shall vest after the event of Termination has occurred (as if it had not occurred). 3.07 Death or Disability of Participant: In the event of the death or total disability of a Participant, any Performance Shares represented by Performance Share Rights held by the Participant shall be immediately issuable by the Corporation and the vesting of such Performance Share Rights will be prorated based on the number of days actually worked by the Participant from the date of grant of such Performance Share Rights up until the date of death or total disability of a Participant over the original vesting schedule set forth in relation to such grant, and the number of vested Performance Share Rights resulting from such prorated calculation will be multiplied by the applicable performance percentage determined by the Committee. 3.08 Special Terms and Conditions Applicable to U.S. Taxpayers upon Termination: A U.S. Taxpayer shall be treated as terminated when such person incurs a “separation from service” within the meaning of Section 409A of the Code and the United States Treasury Regulation Section 1.409A- 1(h) (“Separation from Service”). Solely to the extent required by Section 409A of the Code, any payment in respect of Performance Shares which has become payable on or following a Separation from Service to any U.S. Taxpayer who is determined to be a “specified employee” under Section 409A(a)(2)(B)(i) of the Code and United States Treasury Regulation Section 1.409A-1(i), shall not be paid before the first Business Day following the date which is six (6) months after such U.S. Taxpayer’s Separation from Service (or, if earlier than the end of the six-month period, the date of the death of such U.S. Taxpayer). Following any applicable six (6) month delay of payment, all such delayed payments shall be made to the US. Taxpayer in a single lump sum on the earliest possible date. For the avoidance of doubt, the payment provisions of this section 3.08 shall prevail over any other provisions governing the time or form of payment under the Plan and any Grant Agreement. 3.09 Change of Control: (a) In the event of a Change of Control, the Committee may provide for appropriate settlements of Performance Share Rights awards or for the successor or continuing entity to either assume outstanding Performance Share Rights or substitute outstanding Performance Share Rights with new awards (such assumed or substituted Performance Share Rights, “Replacement Awards”) on terms determined by the Committee to be substantially equivalent to the terms of the Performance Share Rights held by Participants immediately prior to such Change of Control (“Replaced Awards”); provided that any Replacement Awards must: (i) have economic value substantially equivalent to the value of the Replaced Awards (determined at the time of the Change of Control); (ii) relate to publicly traded equity securities; (iii) in the case of Participants who are U.S. Taxpayers, comply with or be exempt from the requirements of Section 409A of the Code; and (iv) contain other terms and conditions which are, in the aggregate, no less favourable to the Affected Participants than the Replaced Awards, including terms and conditions that provide that if there is an Involuntary Employment Action in respect of a Participant which occurs within twelve (12) months following the Change of Control: A. the Replacement Awards will vest as of the date of the Involuntary Employment Action; B. any conditions on the Affected Participant's rights under, or any restrictions on vesting applicable to, such Replacement Awards held by such Affected Participant shall be waived or shall lapse, as the case may be; and C. performance-based restrictions shall be deemed to have been achieved at the actual performance level achieved had the Vesting Date or the Performance Conditions End Date occurred on the Involuntary Redemption Date, to the extent reasonably determinable by the Committee. The nature of appropriate settlements and determination of whether the conditions in this section have been satisfied in respect of the proposed Replacement Awards will be made by the Committee, as constituted immediately prior to the Change of Control.

- 9 - (b) Where Performance Share Rights are settled and not replaced or substituted with Replacement Awards pursuant to Section 3.09(a) above, such Performance Share Rights shall be redeemed as of the effective date of the consummation of the transaction(s) resulting in the Change of Control. The extent to which the Performance Share Rights shall become Earned Performance Share Rights shall be determined by the Committee on the Trading Day that is immediately prior to the effective date of the consummation of the transaction(s) resulting in the Change of Control (the "Change of Control Determination Date"). The Payout Amount for all such Earned Performance Share Rights redeemed pursuant to this section shall be determined by the Committee in accordance with the performance criteria set by the Committee on the Grant Date and in accordance with the applicable Grant Agreement, except that: (i) the Market Price shall be calculated as of the Change of Control Determination Date; and (ii) the Payout Percentage shall be deemed to be the greater of (x) 100% and (y) the Payout Percentage determined by the Committee as of the Change of Control Determination Date (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant). (c) Subject to Section 4.01: (i) where awards are settled in accordance with Section 3.09(b), the Corporation shall pay the Payout Amount payable in respect of such awards as soon as practicable upon the consummation of the transaction(s) resulting in the Change of Control, but in any event not later than ten (10) Business Days following the consummation of the transaction(s) resulting in the Change of Control; and (ii) notwithstanding anything else herein to the contrary, in the event of a Change of Control and if, at the time of the Change of Control, the Participant is an Eligible Employee and within 12 months of such Change of Control, the Corporation terminates the employment or services of said Participant/Eligible Employee for any reason other than just cause or any “event of termination” occurs (as defined in the employment agreement or other contractual arrangement in place between the Participant/Eligible Employee and the Corporation) (the “Event of Termination”), then on the date of such Event of Termination, all Performance Share Rights outstanding and held by the Participant shall immediately vest, and the Corporation shall pay the Payout Amount payable in respect of such awards no later than ten (10) Business Days following the Event of Termination. In this section, “Payout Amount” means, with respect to each Performance Share Right, a cash payment equal to the greater of (x) 100% and (y) the Payout Percentage determined by the Committee with respect to each Performance Share Right. Except, in each case, to the extent that later payment is required to comply with or be exempt from Section 409A of the Code. (d) for those Participants who do not or will not remain as employees following the Change of Control, then all Performance Share Rights outstanding and held by such Participant(s) shall immediately vest and the Corporation shall forthwith issue the Performance Shares to such Participant(s) notwithstanding any Restricted Period(s). 3.10 Necessary Approvals: The Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation and acceptance by the TSX and any other required regulatory approval. 3.11 Term of the Performance Share Plan: The Plan shall become effective on the date upon which it is approved by the Board. However, this Plan remains subject to the approval of the TSX and the approval of the shareholders of the Corporation at a meeting of the shareholders to be held in 2025. This Plan shall remain in effect until it is terminated by the Board. ARTICLE 4 WITHHOLDING TAXES 4.01 Withholding Taxes: The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or any Designated Affiliate of the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Share including, without limiting the - 10 - generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Participant has paid the Corporation or any Designated Affiliate of the Corporation for any amount which the Corporation or Designated Affiliate of the Corporation is required to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Committee may adopt administrative rules under the Plan which provide for the sale of Performance Shares (or a portion thereof) in the market upon the issuance of such Performance Shares under the provisions of the Plan to satisfy withholding obligations under the Plan. ARTICLE 5 GENERAL 5.01 Effective Time of Performance Share Plan: The Plan shall become effective on the date upon which is it approved by the Board, subject to the approval of the TSX and the approval of the shareholders of the Corporation. 5.02 Amendment of Performance Share Plan: The Committee may from time to time in the absolute discretion of the Committee amend, modify and change the provisions of the Plan and/or Performance Share Rights granted pursuant to the Plan, without shareholder approval, provided that any amendment, modification or change to the provisions of the Plan which would: (a) materially increase the benefits under the Plan; (b) increase the number of Shares, other than by virtue of Sections 5.07 and 5.08 of the Plan, which may be issued pursuant to the Plan; (c) materially modify the requirements as to eligibility for participation in the Plan; or (d) make any amendment to this Section 5.02 so as to increase the ability of the Board to amend the Plan without shareholder approval; shall only be effective upon such amendment, modification or change being approved by the shareholders of the Corporation, if required, by the TSX and any other regulatory authority having jurisdiction over the securities of the Corporation. Any amendment, modification or change of any provision of the Plan shall be subject to approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation. The Board may discontinue the Plan at any time without first obtaining shareholder approval, provided that, without the consent of a Participant, such discontinuance may not in any manner adversely affect a Participant’s rights under any Performance Share Right granted under this Plan. 5.03 Non-Assignable: Except as otherwise may be expressly provided for under this Plan or pursuant to a will or by the laws of descent and distribution, no Performance Share Right and no other right or interest of a Participant is assignable or transferable. 5.04 Rights as a Shareholder: No holder of any Performance Share Rights shall have any rights as a shareholder of the Corporation prior to the end of the applicable Restricted Period. Subject to Section 3.07, no holder of any Performance Share Rights shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation for which the record date is prior to the date of expiry of the Restricted Period. 5.05 No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Plan by a Participant shall be voluntary. 5.06 Automatic Extension of Restricted Period during Blackouts: In the event any Restricted Period expires during a self-imposed Blackout Period on trading securities of the Corporation, such Restricted Period shall be automatically extended until 48 hours after such Blackout Period has expired; PROVIDED HOWEVER that in the case of a U.S. Taxpayer, the change in the Restricted Period does not violate Section 409A of the Code. Notwithstanding Section 3.06, if a Restricted Period is automatically extended pursuant to this Section 5.06, in the event of the Retirement or - 11 - Termination of a Participant during the time the Restricted Period was extended, the Performance Share Rights so extended held by the Participant shall not be terminated in accordance with Section 3.07 and shall continue to be in effect. 5.07 Adjustment in Number of Shares Subject to the Performance Share Plan: In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in: (a) the number of Shares available under the Plan; and (b) the number of Shares subject to any Performance Share Rights. If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded as no fractional Shares may be issued under this Plan. In the event the calculated number of Shares to be issued hereunder is a fraction, the Participant will receive the next lowest whole number of Shares and will not receive any other form of compensation (cash or otherwise) for the fractional interest. All such adjustments shall be conclusive, final and binding for all purposes of the Plan. 5.08 Presence of Clawback Policy: The Corporation has a Clawback Policy (the “Clawback Policy”) in place which applies in the event of a material restatement (“Restatement”) of the Corporation’s financial results as a result of material non-compliance with financial reporting requirements. The recoverable amount under the Clawback Policy is “the amount of Incentive-Based Compensation received by the Executive Officer or former Executive Officer that exceeds the amount of Incentive- Based Compensation that otherwise would have been received had it been determined based on the Restatement”. The Clawback Policy applies to any Incentive-Based Compensation, including Performance Share Rights granted under this Plan, which are granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure” (as defined in the Clawback Policy) paid to an Executive Officer (as defined in the Clawback Policy, which includes the Chief Executive Officer) during any of the three fiscal completed years immediately preceding the date the Corporation is required to restate its financial results. Kindly refer to the full text of the Clawback Policy for complete details. 5.09 Presence of Stock Ownership Guidelines Policy: The Corporation has a Stock Ownership Guidelines Policy (the “Stock Ownership Policy”) in place which applies to specific executive officers of the Corporation (including the Chief Executive Officer) and to Non-Employee Directors of the Corporation (collectively referred to in the Stock Ownership Policy as “Participants”) and states that, while the Participant is not in compliance with his/her ownership requirement under the Stock Ownership Policy, the Participant must retain an amount equal to 50% of his/her net Shares (“Net Shares”) received as a result of the exercise of stock options or the vesting of any Restricted Share Rights or Performance Share Rights granted to the Participant by the Corporation. “Net Shares” are those Shares which remain after Shares are sold to pay any applicable exercise price for stock options and to satisfy any tax obligations arising in connection with the exercise of stock options or the vesting of Restricted Share Rights or Performance Share Rights, as the case may be. Kindly refer to the full text of the Stock Ownership Policy for complete details. 5.10 Financial Assistance Prohibited: The Corporation is prohibited from providing financial assistance in the form of a loan or otherwise to Participants under this Plan for the purpose of settlement of equity awards under this Plan. 5.11 Percentage of Annual Equity-Based Compensation to Named Executive Officers to be Based on Performance: It is intended that at least 50% of equity-based compensation awarded annually by the Corporation to those Participants under this Plan who have been determined by the Committee to be “Named Executive Officers”, shall be based on performance, delivered to such Named Executive Officers through the granting of Performance Share Rights under this Plan. 5.12 No Representation or Warranty: The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan. No Participant shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted to or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the market value of the Shares of the Corporation or a corporation related thereto. 5.13 Compliance with Applicable Law: If any provision of the Plan or any Performance Share Right contravenes any law or any order, policy, by-law or regulation of any regulatory body having - 12 - jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith. Without limiting the generality of the foregoing, the Committee may take such steps and require such documentation from Eligible Employees/Participants as the Committee may determine are desirable to ensure compliance with all applicable laws and legal requirements, including all applicable corporate and securities laws and regulations of any country, and any political subdivisions thereof, and the by-laws, rules and regulations of any stock exchange(s) or other organized market on which the Shares may from time to time be listed or posted and any applicable provisions of the Income Tax Act (Canada), as amended, or income tax legislation of any other jurisdiction. 5.14 Interpretation/Governing Law: This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The provisions of this Plan shall be subject to the applicable by-laws, rules and policies of the TSX and applicable securities legislation. 5.15 Subject to Approval: The Plan is adopted subject to the approval of the TSX and any other required regulatory approval. To the extent a provision of the Plan requires regulatory approval which is not received, such provision shall be severed from the remainder of the Plan until the approval is received and the remainder of the Plan shall remain in effect. 5.16 Special Terms and Conditions Applicable to US. Participants: Shares required to be issued to a U.S. Participant upon the vesting of such Participant’s Performance Share Rights will be duly issued as soon as practicable, but in all events, not later than March 15 of the calendar year following the calendar year in which the Vesting Date occurs. The Committee shall not, at their discretion, extend the Vesting Date of any Performance Share Right in such a manner that would result in a deferral of compensation that violates section 409A of the Code. For purposes of this section, “U.S. Participant” means a Participant who is citizen of the United States or a resident of the United States, as defined in section 7701(a)(30)(A) and section 7701(b)(1) of the Code of 1986. ADOPTED by the Board of Directors of the Corporation on the 12th day of December, 2024. (To be approved by Shareholders of the Corporation at their Annual General Meeting to be held in 2025)

SCHEDULE “C” SAMPLE AGREEMENT PERFORMANCE SHARE RIGHTS GRANT AGREEMENT This Performance Share Rights Grant Agreement is made the [●day] day of [●month], [●year] between [●name of Eligible Employee], the undersigned Eligible Employee (“Eligible Employee”), being an employee of Sandstorm Gold Ltd. (the “Corporation”) or of a subsidiary thereof, and includes an officer of the Corporation or a subsidiary, but excludes a Director of the Corporation or a subsidiary who is not also an employee the Corporation or a subsidiary pursuant to the terms of the Performance Share Plan of the Corporation (which Plan, as the same may from time to time be modified, supplemented or amended and in effect, is herein referred to as the “Plan”), and the Corporation. In consideration of the grant of Performance Share Rights made to the Eligible Employee pursuant to the Plan (the receipt and sufficiency of which is hereby acknowledged), the Eligible Employee hereby agrees and confirms that: 1. The Eligible Employee has received a copy of the Plan and has read, understands and agrees to be bound by the provisions of the Plan; 2. The Eligible Employee accepts and consents to and shall be deemed conclusively to have accepted and consented to, and agreed to be bound by, the provisions and all terms of the Plan and all bona fide actions or decisions made by the Board or, to the extent the Board delegated to the Committee, administrative duties and powers in relation to the Plan, the Committee, which terms and consent shall also apply to and be binding on the legal representatives, beneficiaries and successors of the undersigned; 3. On [●date], [●year] (the “Grant Date”), the Eligible Employee was granted [●number of PSRs awarded] Performance Share Rights, which grant is evidenced by this Agreement; 4. The Performance Share Rights shall vest and be redeemed as follows: Performance Period The three (3) year period beginning on the date hereof and ending on [●date], [●year], subject to any adjustments set forth in this Agreement, if applicable. Vesting Date [●date], [●year]. For greater certainty, all Performance Share Rights granted under the Plan to an Eligible Employee shall vest on the first business day following that day which is the third anniversary of the Grant Date. Performance Conditions The Performance Conditions will be set by the Board/Committee on the Grant Date and will be measured over the term of the three (3) year Performance Period set forth in this Agreement, subject to any applicable adjustments. The extent to which each Performance Condition is met will be determined by the Board/Committee at the end of the Performance Period, based upon data that the Board/Committee has pre-determined is necessary to calculate the payout multiplier for each measure established on the Grant Date. Specified performance benchmarks must be achieved in order for any performance-based share compensation to vest. This Agreement shall be determined in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. Words used herein which are defined in the Plan shall have the respective meanings ascribed to them in the Plan. X Signature of Eligible Employee Print Name Address SANDSTORM GOLD LTD. Per: Authorized Signatory